Exhibit 99.1

Dehaier Medical Announces Receipt of the Nasdaq Notification Letter

Beijing, China – May 23, 2016 - Dehaier Medical Systems Ltd. (Nasdaq: DHRM) ("Dehaier Medical" or the "Company"), which develops, markets and sells medical devices and wearable sleep respiratory products in China and international markets, today announced that on May 18, 2016, The Listing Qualifications department of the Nasdaq Stock Market ("Nasdaq") sent the Company a notification letter (the "Nasdaq Letter") indicating that, as a result of the Company's failure to file its annual report on Form 20-F for the year ended December 31, 2015, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) (the "Rule"), which requires timely filing of periodic reports with the Securities and Exchange Commission.

The letter further states that the Company has 60 calendar days (until July 18, 2016) to submit a plan to Nasdaq setting forth how the Company plans to regain compliance with the Rule. If the Company is unable to file the Form 20-F by July 18, 2016, then the Company intends to submit a compliance plan on or prior to that date.

If the Company needs to submit a compliance plan and Nasdaq accepts the plan, Nasdaq can grant an exception of up to 180 calendar days from the filing’s due date, or until November 14, 2016 to regain compliance. If Nasdaq does not accept our plan, the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel.

Nasdaq Listing Rule 5810(b) requires that the Company promptly disclose receipt of the Nasdaq Letter and must include the continued listing criteria that the Company failed to meet. The Company is issuing this press release to satisfy Nasdaq's disclosure requirement.

About Dehaier Medical Systems Ltd.

Dehaier Medical develops, markets and sells medical products, including medical devices and wearable sleep respiratory products in China and international markets. The company develops and assembles its self-branded medical devices and sleep respiratory products from third-party components. Dehaier is committed to becoming the solution provider of medical smart wearable devices and professional services. Dehaier is transforming from a traditional medical equipment supplier to a high-tech enterprise in the field of mobile medical and smart wearable devices. The main business of Dehaier is providing overall solutions including accurate screening, efficient treatment and treatment evaluation for obstructive sleep apnea syndrome (“OSAS”) patients. With the cutting-edge photoplethysomography analysis technology and state-of-the-art sleep diagnosis device, Dehaier made the first application of cloud technology in sleep medicine by managing to upload patients’ records, patient information management, and analysis to the cloud. Dehaier Medical provides sleep diagnostic products and services for inpatients and outpatients in Chinese medical institutions including chronic diseases therapy departments in public hospitals, patients in private physical examination centers and VIP customers of life insurance companies. Dehaier Medical’s technology is based on six patents and eleven software copyrights. More information may be found at http://www.dehaier.com.cn.

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Dehaier Medical Systems Limited

Janice Wang

+86 10-5166-0080 ext. 211

investors@dehaier.com.cn